Exhibit 12

September 30, 2020

Board of Directors

Monogram Orthopaedics, Inc.

3913 Todd Lane

Austin, TX 78744

To the Board of Directors:

We are acting as counsel to Monogram Orthopaedics, Inc. (the “Company”) with respect to the preparation and filing of an offering statement on Form 1-A. The offering statement, and pre-qualification amendments, cover the contemplated sale of up to 4,784,689 shares of the Company’s Series B Preferred Stock, convertible into the Common Stock of the Company, plus up to 956,937 “bonus shares” of such convertible Series B Preferred Stock.

In connection with the opinion contained herein, we have examined the offering statement, as well as pre-qualification amendments, the certificate of incorporation (as amended) and bylaws, the resolutions of the Company’s board of directors and stockholders, as well as all other documents necessary to render an opinion. In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies.

Based upon the foregoing, we are of the opinion that the shares of Series B Preferred Stock, and Common Stock into which the Series B Preferred Stock may convert, being sold pursuant to the offering statement are duly authorized and will be, when issued in the manner described in the offering statement, legally and validly issued, fully paid and non-assessable.

No opinion is being rendered hereby with respect to the truth and accuracy, or completeness of the offering statement or any portion thereof.

We further consent to the use of this opinion as an exhibit to the offering statement.

Yours truly,

/s/ CrowdCheck Law, LLP

By Andrew Stephenson, Partner

CrowdCheck Law, LLP